UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2) *

                                SKLAR CORPORATION
                                (Name of Issuer)

   COMMON STOCK, $0.10 par value, Series A Convertible Preferred Stock, $0.10 par value (Title of Class of Securities)

                                    58405330
                                 (CUSIP Number)
  Bari Krein, Esquire 2500 One Liberty Place, Philadelphia, Pennsylvania 19103
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 11, 1989
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO.  58403300                                           Page  1 of 5 Pages
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1         NAME OF REPORTING PERSON      Donald Taylor
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*
                                 PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) |_|
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6         CITIZENSHIP OR PLACE OF ORIGINATION
                                 United States of America
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                       7         SOLE VOTING POWER
  NUMBER OF                      203,715 shares of Common Stock; 6,575 shares
   SHARES                        of Preferred Stock
BENEFICIALLY           ---------------------------------------------------------
  OWNED BY             8         SHARED VOTING POWER
    EACH                         None.
 REPORTING             ---------------------------------------------------------
   PERSON              9         SOLE DISPOSITIVE POWER
    WITH                         203,715 shares of Common Stock; 6,575 shares
                                 of Preferred Stock
                       ---------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER
                                 None.
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    11      AGGREGATED  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            203,715 shares of Common Stock; 6,575 shares of Preferred Stock
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|
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    13      PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT IN ROW (11)
            27% of Common Stock; 29.8% of Preferred Stock
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    14      TYPE OF REPORTING PERSON*
                                 IN
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
                                  SCHEDULE 13D
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CUSIP NO.  58403300                                         Page  2  of  5 Pages
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     Item 1. Security and Issuer.

          This Schedule 13D report relates to the Common Stock, par value $.10 per share, and Preferred Stock, par value $.10 per share, of Sklar Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 889 South Matlack Street, West Chester, Pennsylvania, 19382.

     Item 2. Identity and Background.

          (a) This statement is filed by Donald Taylor.

          (b) His address is 241 Clonmell-Upland Road, West Grove, PA 19390.

          (c) Donald Taylor ("Taylor") was appointed a Director of the Issuer in November, 1988 and was elected President in January 1989. From 1986 to 1989 he was retained by the Issuer as a consultant. The Issuer is engaged in the business of importing and distributing surgical, dental and veterinary hand held precision stainless steel instruments. The principle business address of the Issuer is as set forth in Item 1.

          (d) Taylor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e) Taylor has not been a party, during the last five years, to any civil proceeding or a judicial administrative body of competent jurisdiction which resulted his being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Taylor is a citizen of the United States of America.

     Item 3. Source and Amount of Funds or Other Consideration.

          The funds for all acquisitions by Donald Taylor were personal funds. The amount of funds concerned in the acquisition of such securities as of the date of this report, aggregates approximately $220,598.

                                  SCHEDULE 13D
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CUSIP NO.  58403300                                           Page  3 of 5 Pages
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     Item 4. Purpose of Transaction.

          The shares of Common Stock and Preferred Stock of the Issuer were acquired by Taylor for investment purposes.

          Except as set forth in this Item, at the time of the purchases Taylor did not have any plans or proposals which relate to or would result in; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount to assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the Issuer's business or corporate structure; causing the Issuer's securities to cease to be authorized to be quoted in an inter-dealer quotation system or to cease to be registered under Section 12(g) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

          Notwithstanding the forgoing, Taylor is currently aware of the Issuer's intent to cause its Common Stock to cease to be registered under
     Section 12(g) of the Securities and Exchange Act of 1934.

     Item 5. Interest in Securities of the Issuer.

          (a) Taylor is presently the beneficial owner of 203,715 shares of Common Stock of the Issuer; which represents approximately 27% of the Issuer's 754,940 shares of outstanding Common Stock. Taylor is also presently the beneficial owner of 6,575 shares of Preferred Stock of the Issuer; which represents approximately 29.8% of the Issuer's 22,078 issued and outstanding shares of Preferred Stock.

          (b) Taylor has the sole power to vote or to direct the vote of the 203,715 shares of Common Stock and 6,575 shares of Preferred Stock referred to in Item 5(a) above, and has the sole power to dispose or direct the disposition of such shares.

                                  SCHEDULE 13D
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CUSIP NO.  58403300                                           Page 4  of 5 Pages
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          (c) Transactions by Taylor were as follows*:


         Date          Class of Shares  Amount of Shares Price Per Share
     May 11, 1989       Common Stock         8,200           $0.10
     June 11, 1989      Preferred Stock        652          $14.00
     July 20, 1989      Preferred Stock        200          $10.02
     July 20, 1989      Common Stock         1,600           $0.13
     Aug. 16, 1989      Preferred Stock        100          $14.53
     Sept. 22, 1989     Preferred Stock         50          $11.18
     Nov. 15, 1989      Common Stock         3,456           $0.06
     Nov. 15, 1989      Common Stock            30           $3.00
     Nov. 29, 1989      Preferred Stock         55          $12.05
     Feb. 21,1990       Preferred Stock        125          $14.02
     May 7, 1990        Preferred Stock        750          $13.33
     June 15, 1990      Common Stock        13,425           $0.13
     July 10, 1990      Common Stock         7,756           $0.10
     Jan. 1, 1991       Preferred Stock         25          $15.00
     Jan. 1, 1991       Common Stock           200           $1.25
     June 1, 1991       Common Stock           400           $0.40
     Dec. 31, 1991      Common Stock         7,440           $0.10
     Dec. 31, 1991      Preferred Stock        620          $15.65
     Dec. 31, 1991      Preferred Stock        930          $15.65
     Dec. 24, 1992      Preferred Stock        160          $15.03
     June 1, 1995       Preferred Stock        309          $19.74
     Nov. 20, 1995      Preferred Stock         10          $25.00
     Nov. 20, 1995      Preferred Stock        187          $25.00
     Nov. 20, 1995      Preferred Stock        245          $25.00
     Nov. 20, 1995      Preferred Stock        889          $25.00
     Nov. 20, 1995      Common Stock           113           $0.2041
     Nov. 20, 1995      Common Stock           392           $0.20
     Nov. 20, 1995      Common Stock           510           $0.20

                                  SCHEDULE 13D
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CUSIP NO.  58403300                                            Page 5 of 5 Pages
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      Nov. 20, 1995     Common Stock          792         $0.20
      Nov. 20, 1995     Common Stock        1,172         $0.20
      Nov. 20, 1995     Common Stock        1,960         $0.20
      Nov. 20, 1995     Common Stock        1,960         $0.20
      Nov. 20, 1995     Common Stock        1,960         $0.20
      Nov. 20, 1995     Common Stock        2,450         $0.20
      June 19, 1996     Common Stock          800         $0.20
      June 19, 1996     Preferred Stock       100        $24.97
      Nov. 26, 1996     Common Stock        5,800         $0.10

* Donald Taylor last filed a Schedule 13D on January 11, 1989 when he owned 175,965 shares of Common Stock and 1,638 shares of Preferred Stock. We have included a description of all purchases since January, 1989.

     Item 6. Contract, Arrangements, Understanding or Relations with Respect to the Securities of the Issuer

          None.

     Item 7. Materials to be Filed as Exhibits

          None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

     DATED: January 21, 1999.

                                                  /s/ Donald Taylor
                                                  ------------------------------